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                          November 6, 2023

       Jonathan Kaufman
       Chief Executive Officer
       Lipella Pharmaceuticals Inc.
       7800 Susquehanna St., Suite 505
       Pittsburgh, PA 15208

                                                        Re: Lipella
Pharmaceuticals Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed November 1,
2023
                                                            File No. 333-275245

       Dear Jonathan Kaufman:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tyler
Howes at 202-551-3370 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              David E. Danovitch,
Esq.